FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of January 2, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X  Form 40-F
                                         ---          ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes    No X
                                        ---   ---


  If "Yes" is marked, indicate below the file number assigned to the registrant
                    in connection with Rule 12g3-2(b): 82-         .
                                                           --------

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its Settlement of Lawsuit with BHP Billiton Consortium


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 2, 2004



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

      Tenaris Announces Settlement of Lawsuit with BHP Billiton Consortium

    LUXEMBOURG--(BUSINESS WIRE)--Dec. 30, 2003--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN) announced today that a full and final settlement has been reached in connection with the lawsuit brought against its Italian subsidiary, Dalmine SpA, by the consortium led by BHP Billiton Petroleum Ltd. (the "Consortium"). The lawsuit was brought by the Consortium in 1998 in the English Courts following the failure of an underwater pipeline built in 1994 in the Liverpool Bay. Dalmine, at the time a subsidiary of ILVA SpA, supplied pipes which were used by the Consortium in the construction of the pipeline. The Consortium claimed compensation of damages in the order of UK GBP 216 million plus costs and interest as a result of leaks and defects in the pipeline. In May 2002 the trial court issued a judgment in favor of the Consortium, holding that Dalmine was liable for damages to the Consortium and in February 2003 the court of appeals dismissed an appeal in respect of this judgment, closing the dispute on the issue of liability.
    The terms of the settlement concluded today provide that a total of UK GBP 108 million, out of which UK GBP 16.9 million has already been paid as interim damages and costs, shall be paid to the Consortium. The balance is to be paid in three equal annual installments of UK GBP 30.4 million, with the first installment due on January 30, 2004 and the remaining two due on December 9, 2004 and 2005, respectively. Interest will accrue on the second and third installments at the rate of 100 basis points over Libor.
    As a result of the settlement, Tenaris will record a loss, net of its US$76.4 million provision, of approximately US$76 million post-tax (approximately US$108 million pre-tax). Because the pipe that was the subject of the litigation was manufactured and sold, and the tort alleged by the Consortium took place prior to the privatization of Dalmine in 1996, an arbitration proceeding against Fintecna SpA, an entity owned by the Italian government and successor to the government-owned seller, ILVA SpA, has been brought seeking to compel Fintecna to indemnify for amounts paid or payable to the Consortium. This arbitration proceeding is currently in progress and is expected to be concluded in the first half of 2004. Based on legal advice, Tenaris believes that the arbitration proceedings will be resolved in its favor and that Fintecna will be required to reimburse a substantial proportion of the amounts paid and payable to the Consortium. No assurances, however, can be given that the arbitration proceedings will, in fact, conclude in the first half of 2004 or that Fintecna will be required to reimburse any amounts paid or payable to the Consortium.
    Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide.


    CONTACT: Tenaris
             Gerardo Varela, 1-888 300 5432
             www.tenaris.com